

Mail Stop 3720

December 18, 2009

Mr. Alex Waldemar Zornig
Chief Financial Officer
Brasil Telecom S.A.
SIA/Sul, ASP, Lote D, Bloco B –
71215-000 – Setor de Indústria, Brasília, DF, Brazil

> **RE:** **Brasil Telecom S.A.**
> **Form 20-F/A for Fiscal Year Ended December 31, 2008**
> **Filed August 7, 2009**
>
> **Form 6-K/A**
> **Furnished October 19, 2009**
> **File No. 1-15256**

Dear Mr. Zornig:

We have reviewed your supplemental response letter dated December 10, 2009 as well as your filings and have the following comments.

Form 20-F/A for Fiscal Year Ended December 31, 2008

Notes to the Consolidated Financial Statements

1. Operations, page F-8

Litigation Release and Settlement Instrument, page F-11

1. We note your response to prior comment 3. Clarify whether you had previously accrued for this contingency and, if so, the timing and income statement classification of the accrual. We do not believe that Telemar's payment of the settlement should be recorded as a gain for US GAAP. It appears to us that Telemar's willingness to settle the contingencies on your behalf indicates that they had concluded that the acquisition would receive regulatory approval. Because the payment was made in anticipation of Telemar's acquisition of you, it appears that it should be recorded as a capital contribution and that the expense of settling the contingency should be reflected on your financial statements. Please revise or advise. In addition, if true,

please confirm that you were not required to repay the settlement amount to Telemar under any circumstances.

Note 35. Subsequent events, page F-79

d) Provision for Contingencies, page F-83

2. We note your response to prior comment 4. With respect to the tax claims, tell us your legal basis for offsetting the ICMS tax credits against the amount of ICMS owed. Describe these credits for us in more detail and tell us why you believed you were entitled to deduct them. Tell us why your analysis of the credits prior to January 2009 differed from the historical treatment of the credits by Telemar.

Form 6-K/A furnished on October 19, 2009

Note 18. Loans and financing, page F-29

e. Covenants, page F-31

3. We note your response to prior comment 5. It appears that if you are not in compliance at December 31, 2009, you will have an event of default absent the waiver that you have received. Tell us the period of time that the waiver of the December 31, 2009 covenant covers (whether it is for longer than one year). Explain how you intend to assess the classification of the debt at December 31, 2009, assuming you are not in compliance at this date. In addition, please disclose that you are considered to have an event of default after violating a covenant for two consecutive semi-annual periods.

4. We note your response to prior comment 6, in which you state that you expect to comply with the reduced covenant ratio. Tell us whether you believe it is probable that you will meet these reduced ratios for the periods through June 30, 2010.

5. We note your response to prior comment 7. Tell us the period of time that the waiver covers. In addition, tell us the terms of the cross-default provisions of the other debt agreements. In light of your determination that you probably would not comply with the covenant at September 30, 2009, explain to us in more detail why you believe you were not required to classify the other debt that is subject to cross-default provisions as a current liability at June 30, 2009.

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Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Robert S. Littlepage, Jr., Accounting Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director